UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

ARES PRIVATE MARKETS FUND

(Name of Subject Company (Issuer))

ARES PRIVATE MARKETS FUND

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

04020B202; 04020B301; 04020B103
(CUSIP Number of Class of Securities)

Ian Fitzgerald

c/o Ares Capital Management II LLC

245 Park Avenue

44th Floor

New York, NY 10167

(212) 750-7300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Nicole M. Runyan, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 1 through Item 9 and Item 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on September 1, 2023 by Ares Private Markets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $17,307,784.45 of shares of beneficial interest of the Fund ("Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1. The Offer expired at 11:59 p.m., Eastern Time, on September 29, 2023.

2. No Shares were tendered prior to the expiration of the Offer and no Shares were withdrawn prior to the expiration of the Offer. As no Shares were validly tendered, the Fund is not purchasing any Shares as a result of the Offer and is able to file the Final Amendment prior to the calculation of the Fund's net asset value as of September 30, 2023 and the date on which Share repurchases were to be effected.

Item 12(b). Filing Fee

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ares Private Markets Fund

By:	/s/ Barry Miller
Name:	Barry Miller
Title:	Chief Executive Officer and President

October 10, 2023